Registration Statement No.333-237342

Filed Pursuant to Rule 433

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces the Reverse Split of FNGD ETNs

NEW YORK, November 26, 2021 – Bank of Montreal (TSX:BMO)(NYSE:BMO) announced today that it will implement a 1-for-20 reverse split of its outstanding MicroSectors™ FANG+™ Index -3X Inverse Leveraged ETNs due January 8, 2038 (the “ETNs”), expected to be effective as of December 6, 2021.

The table below indicates the ETNs that will be subject to the reverse split, their trading symbol, their current CUSIP number, and the CUSIP number that they will receive after giving effect to the reverse split:

ETNs	Ticker Symbol	Current CUSIP / New CUSIP
MicroSectors™ FANG+™ Index -3X Inverse Leveraged ETNs due January 8, 2038	FNGD	063679666 / 06367V204

The reverse split will be effective at the open of trading on December 6, 2021. Each ETN will begin trading on the NYSE Arca on a reverse split-adjusted basis on that date. Holders of an ETN who purchased that ETN prior to December 6, 2021 will receive one reverse split-adjusted ETN for every 20 pre-reverse split ETNs.

In addition, investors that hold a number of ETNs that are not evenly divisible by 20 will receive a cash payment for any fractional ETNs remaining (the "partials"). The cash amount due on any partials will be determined on December 13, 2021 and will equal, for each remaining ETN, its closing indicative value on that date. Bank of Montreal will pay these amounts on or about December 16, 2021.

The closing indicative value of each ETN on December 3, 2021 will be multiplied by 20 to determine the reverse split-adjusted closing indicative value. Following the reverse split, the ETNs will have a new CUSIP, as set forth above, but will continue to trade under their current ticker symbol.

The reverse split will affect the trading denominations of the ETNs, but it will not have any effect on the aggregate principal amount of the ETNs, except that the aggregate principal amount will be reduced by the corresponding aggregate amount of any cash payments for the "partials."

Illustration of a Reverse Split

The following table shows the effect of the 1-for-20 reverse split on the hypothetical closing indicative value of the ETNs. The closing indicative value of an ETN is not the same as its principal amount (currently, $500) or the trading price of that ETN.

	Number of ETNs	Hypothetical Closing Indicative Value	Aggregate Closing Indicative Value

Pre-Reverse Split	100,000	$10.00	$1,000,000

1-for-10 Post-Reverse Split	5,000	$200.00	$1,000,000

None of the other exchange traded notes issued by Bank of Montreal are affected by this announcement.

The ETNs are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

The leveraged ETNs discussed in this press release are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis. The returns on the ETNs over longer periods of time can, and most likely will, differ significantly from the return on a direct short investment in the index underlying those ETNs.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC regarding the ETNs discussed in this press release. Please read those documents and the other documents relating to the ETNs that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and the ETNs. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, and any agent or dealer that participated in the offerings of the ETNs, will arrange to send the applicable pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

About REX Shares

Founded in 2015, REX Shares (“REX”) is an independent provider of exchange traded products based in Fairfield, Connecticut. As ETP architects, the REX team creates investment vehicles that solve for a range of specific challenges in investor portfolios. The firm is rooted in decades of structuring and building inventive exchange-traded product solutions.

For more information, please visit www.microsectors.com

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REX Media Contacts: media@rexshares.com

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $971 billion as of July 31, 2021, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

BMO Media Contact: Kelly Hechler, Kelly.Hechler@bmo.com, (416) 867-3996

Bank of Montreal ETNs: US.ETN@bmo.com, +1-877-369-5412

Internet: www.bmo.com